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                                                                   Exhibit 11.1


GENESEE & WYOMING INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER COMMON SHARE

(in thousands, except per share amounts)
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                                                        For the years ended
                                                              December 31,

                                                       2001      2000      1999
                                                      -------   -------   -------

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BASIC EARNINGS PER SHARE CALCULATION:

Net Income available to common stockholders           $18,127   $13,880   $12,533
Weighted average number of shares
  of common stock                                      10,509     9,779    10,104
Earnings per share - basic                              $1.72     $1.42     $1.24

DILUTED EARNINGS PER SHARE CALCULATION:

Net Income                                            $19,084   $13,932   $12,533
Weighted average number of shares of common stock and common stock equivalents outstanding:

  Weighted average number of shares
    of common stock                                    10,509     9,779    10,104

  Common stock equivalents applicable to
         Redeemable Convertible Preferred Stock         1,983       108      --

  Common stock equivalents issuable under stock
   option plans                                           425       207       111

  Weighted average number of shares of common stock
   and common stock equivalents - diluted              12,917    10,094    10,215

Earnings per share - diluted                            $1.48     $1.38     $1.23
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